Exhibit 99.1

Summary Translation of Wanli’s Response to SSE Inquiry Letter

SouFun Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”) has been advised by Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (“SSE”) (stock code: 600847) that, on May 13, 2016, Wanli submitted to the SSE a response letter to its inquiry letter dated May 12, 2016 with respect to a dispute over certain trademarks that are involved in the Company’s proposed acquisition of a controlling stake in Wanli and the sale of Wanli’s assets (such transactions, collectively, the “Restructuring”). For further details of the Restructuring and the full text of Wanli’s response letter, please refer to public announcements made by Wanli, available at www.sse.com.cn, the official website of the SSE. Set forth below is a summary English translation of the response, which is qualified in its entirety by reference to Wanli’s response letter, available at www.sse.com.cn.

1.	Questions relating to the trademark dispute

1)	Trademarks and domain names owned by Fang and Beijing Daojieshi Investment Consultancy Services Co., Ltd. (“Daojieshi”), respectively

Wanli’s response:

(i)	Trademarks owned by the Target Companies

As of the date of this response, the Target Companies own the following trademarks.

a. Trademarks under the procedures of transfer to the Target Companies

Registered in China:

Item	Transferor	Transferee	Trademark	Class	Registration Number	Issuance Date	Expiry Date
1	Beijing Yi Ran Ju Ke Technology Development Co., Ltd (“Beijing Yi Ran Ju Ke”)	Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Beijing Hong An Tu Sheng”)		16	9939098	January 14, 2014	January 13, 2024
2	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		35	9939097	January 21, 2014	January 20, 2024

1

Item	Transferor	Transferee	Trademark	Class	Registration Number	Issuance Date	Expiry Date
3	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		38	9939095	December 21. 2012	December 20, 2022
4	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		42	9939092	February 7, 2014	February 6, 2024
5	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		42	3798602	January 28, 2009	January 27, 2019
6	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		42	6208561	June 14, 2010	June 12, 2020
7	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		35	14662966	August 28, 2015	August 27, 2025
8	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		41	14662960	August 28, 2015	August 27, 2025
9	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		42	14662959	August 28, 2015	August 27, 2025
10	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		45	14662956	August 28, 2015	August 27, 2025
11	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		35	14713269	August 28, 2015	August 27, 2025
12	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		41	14713263	August 28, 2015	August 27, 2025
13	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		42	14713262	August 28, 2015	August 27, 2025
14	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		45	14713259	August 28, 2015	August 27, 2025
15	Beijing SouFun Science and Technology Development Co., Ltd. (“Beijing Technology”)	Beijing Hong An Tu Sheng		38	14626200	September 28, 2015	September 27, 2025

2

Item	Transferor	Transferee	Trademark	Class	Registration Number	Issuance Date	Expiry Date
16	Beijing Technology	Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Beijing Tuo Shi Huan Yu”)		42	3576022	April 21, 2008	April 20, 2018

* As of the date of this response, the trademarks in Items 7 to 11, 15 and 16 have been approved for registration by the Trademark Office of the State Administration for Industry & Commerce of the PRC (“Trademark Office”). The relevant registration certificates are yet to be issued.

Registered overseas:

Item	Transferor	Transferee	Trademark	Country/Region	Class	Registration Number	Issuance Date	Expiry Date
1	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		Hong Kong	35	303071583	July 18, 2014	July 17, 2024
2	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		Macau	35	N/088472	January 12, 2015	January 12, 2022
3	Beijing Yi Ran Ju Ke	Beijing Hong An Tu Sheng		Taiwan	35	01703006	April 16, 2015	April 15, 2025
4	Beijing Technology	Beijing Hong An Tu Sheng		United Kingdom	35	UK00003067910	November 14, 2014	-
5	Beijing Technology	Beijing Hong An Tu Sheng		Japan	35	5739054	February 6, 2015	-
6	Beijing Technology	Beijing Hong An Tu Sheng		Australia	35	1640303	August 12, 2014	August 12, 2024
7	Beijing Technology	Beijing Hong An Tu Sheng		French	35	144112683	August 20, 2014	-
8	Beijing Technology	Beijing Hong An Tu Sheng		United States	35	4798177	August 25, 2015	-

3

b. Trademarks under the procedures of transfer from the Target Companies to Fang’s other affiliates

Item	Transferor	Transferee	Trademark	Class	Registration Number	Issuance Date	Expiry Date
1	Beijing Tuo Shi Huan Yu	Beijing Cun Fang Real Estate Broking Co., Ltd. (“Beijing Cun Fang”)		16	14013717	March 14, 2015	March 13, 2025
2	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		35	13826582	February 28, 2015	February 27, 2025
3	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		36	13826581	March 21, 2015	March 20, 2025
4	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		37	14013716	April 14, 2015	April 13, 2025
5	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		38	13826580	March 21, 2015	March 20, 2025
6	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		39	14013715	March 14, 2015	March 13, 2025
7	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		40	14013714	March 14, 2015	March 13, 2025
8	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		41	14013713	March 14, 2015	March 13, 2025
9	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		42	13826579	March 21, 2015	March 20, 2025
10	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		43	14013712	March 14, 2015	March 13, 2025
11	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		44	14013711	March 14, 2015	March 13, 2025
12	Beijing Tuo Shi Huan Yu	Beijing Cun Fang		45	14013710	March 14, 2015	March 13, 2025

4

(ii)	Domain names owned by the Target Companies

As of the date of this response, 253 domain names of the Target Companies and their subsidiaries are proposed to be injected into Wanli. Among those domain names 252 are currently owned by the Target Companies and their subsidiaries, while one is currently under the procedure of transfer to the Target Companies. The Target Companies transferred to Fang’s other affiliates 216 domain names unrelated to their main businesses. For more details of those domain names, please see the revised preliminary plan as disclosed by Wanli on May 4, 2016.

Currently, the Target Companies operate the Fang Tian Xia website under the key domain name “fang.com.” Prior to Fang’s launch of the domain name “fang.com” in July 2014, Fang and its subsidiaries operated the SouFun website under the key domain name “soufun.com.”

(iii)	Trademarks and domain names related to “SouFun” owned by Fang’s other affiliates (excluding the Target Companies)

a. Trademarks

Item	Registered Owner	Trademark	Registration Number	Class	Application Acceptance Date	Publication Date of Registration	Expiry Date
1	Beijing Technology		1759219	35	November 9, 2000	September 9, 2010	April 27, 2022
2	Beijing Technology		5405477	35	June 8, 2006	June 14, 2012	June 12, 2022
3	Beijing Technology		3781612	36	November 4, 2003	September 28, 2011	April 6, 2026
4	Beijing Technology		5405476	36	June 8, 2006	January 21, 2010	January 20, 2020
5	Beijing Technology		1436659	42	May 10, 1999	August 21, 2000	August 20, 2020
6	Beijing Technology		1735742	42	November 9, 2000	September 28, 2010	March 20, 2022
7	Beijing Technology		3774638	42	October 29, 2003	September 28, 2011	March 20, 2026
8	Beijing Technology		3781609	42	November 4, 2003	June 28, 2006	June 27, 2026
9	Beijing Technology		6208553	42	August 7, 2007	June 14, 2010	June 13, 2020
10	Beijing Technology	搜房 SouFun	3781611	38	November 4, 2003	September 28, 2011	April 6, 2026
11	Beijing Technology	搜房	4020839	16	April 16, 2004	February 7, 2012	December 13, 2016

5

Item	Registered Owner	Trademark	Registration Number	Class	Application Acceptance Date	Publication Date of Registration	Expiry Date
12	Beijing Technology		4020833	35	April 16, 2004	March 7, 2007	March 6, 2017
13	Beijing Technology		4020822	36	April 16, 2004	October 21, 2010	September 27, 2017
14	Beijing Technology	搜房	4020837	38	April 16, 2004	April 28, 2007	April 27, 2017
15	Beijing Technology	搜房	4020838	39	April 16, 2004	February 28, 2009	February 27, 2019
16	Beijing Technology	搜房	4020821	41	April 16, 2004	July 21, 2007	July 20, 2017
17	Beijing Technology		4020823	42	April 16, 2004	February 28, 2009	February 27, 2019
18	Beijing Technology		4020832	42	April 16, 2004	October 28, 2007	October 27, 2017
19	Beijing Technology		4020834	42	April 16, 2004	February 28, 2009	February 27, 2019
20	Beijing Technology	搜房	4020836	43	April 16, 2004	February 28, 2009	February 27, 2019
21	Beijing Technology		6208563	42	August 7, 2007	June 14, 2010	June 13, 2020
22	Beijing Technology	搜房	16510691	35	March 18, 2015	April 28, 2016	April 27, 2026
23	Beijing Technology	搜房	16510674	40	March 18, 2015	May 7, 2016	May 6, 2026
24	Beijing Technology	搜房	16510673	44	March 18, 2015	May 7, 2016	May 6, 2026
25	Beijing Technology	搜房	16510672	45	March 18, 2015	April 28, 2016	April 27, 2026

b. Domain names

Item	Registered Owner	Domain Name	Registration Date	Expiry Date
1	Beijing Technology	soufun.com	April 15, 1999	April 15, 2018
2	Beijing Technology	soufun.com.cn	May 11, 1999	May 11,2017
3	Beijing Technology	sofun.com.cn	June 11, 2000	June 11, 2017

6

Item	Registered Owner	Domain Name	Registration Date	Expiry Date
4	Beijing Technology	搜房网.公司	June 25, 2012	August 21, 2017
5	Beijing Technology	搜房网.网络	June 25, 2012	August 21, 2017
6	Beijing Technology	szsoufun.com	October 16, 2002	October 16, 2016
7	Beijing Technology	soufun.cn	March 17, 2003	March 17, 2017
8	Beijing Technology	gzsoufun.com	March 27, 2003	March 27, 2017
9	Beijing Technology	2soufun.com	May 9, 2003	May 9, 2017
10	Beijing Technology	soufun.net.cn	September 3, 2003	September 3, 2016
11	Beijing Technology	搜房网.中国	September 19, 2003	September 19, 2016
12	Beijing Technology	搜房.网络	August 20, 2014	August 20, 2017
13	Beijing Technology	搜房网.cn	September 19, 2003	September 19, 2016
14	Fang	soufang.org	September 24, 2003	September 24, 2016
15	Beijing Technology	soufun.info	September 24, 2003	September 24, 2003
16	Beijing Technology	soufang.org.cn	September 24, 2003	September 24, 2003
17	Beijing Technology	soufun.org.cn	September 24, 2003	September 24, 2003

7

Item	Registered Owner	Domain Name	Registration Date	Expiry Date
18	Beijing Technology	搜房网.net	September 25, 2003	September 25, 2003
19	Fang	soufun.org	September 25, 2003	September 25, 2003
20	Beijing Technology	搜房.net	October 9, 2003	October 9, 2016
21	SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”)	搜房.公司	August 20, 2014	August 20, 2017
22	Beijing Technology	sofang.net.cn	November 21, 2003	November 21, 2016
23	Beijing Technology	soufang.net.cn	November 25, 2003	November 25, 2016
24	Beijing Technology	sofang.name	January 29, 2004	January 29, 2017
25	Beijing Technology	soufang.name	January 29, 2004	January 29, 2004
26	Beijing Technology	soufun.bj.cn	March 31, 2005	March 31, 2017
27	Beijing Technology	soufun.cq.cn	March 31, 2005	March 31, 2017
28	Beijing Technology	soufun.gd.cn	March 31, 2005	March 31, 2017
29	Beijing Technology	soufun.sh.cn	March 31, 2005	March 31, 2017
30	Beijing Technology	soufun.tj.cn	March 31, 2005	March 31, 2017
31	CHINA INDEX ACADEMY LIMITED	sofang.com.hk	March 22, 2007	March 27, 2017
32	SouFun Media	sofang.hk	March 22, 2007	March 27, 2017
33	SouFun Media	soufang.hk	March 22, 2007	March 27, 2017
34	CHINA INDEX ACADEMY LIMITED	soufun.com.hk	March 22, 2007	March 27, 2017

8

Item	Registered Owner	Domain Name	Registration Date	Expiry Date
35	SouFun Media	搜房网.hk	March 22, 2007	March 27, 2017
36	Beijing Technology	搜房.biz	April 24, 2007	April 24, 2017
37	Beijing Technology	搜房网.biz	April 24, 2007	April 24, 2017
38	SouFun Media	soufun.cc	November 21, 2007	November 21,2016
39	Beijing Technology	soufun.name	September 19, 2011	November 21,2016
40	Beijing Technology	soufun.tv	November 21, 2007	November 21,2016
41	CHINA HOUSEHOLD HOLDINGS LIMITED	homesoufun.com	January 8, 2008	January 8, 2017
42	Beijing SouFun Network Technology Co., Ltd. (“SouFun Network”)	soufun.asia	August 11, 2008	August 11, 2017
43	Beijing Technology	soufuncard.com	June 5, 2008	June 5, 2017
44	Beijing Technology	soufuncard.com.cn	April 14, 2009	April 14, 2017
45	Beijing Technology	soufuncard.net	April 14, 2009	April 14, 2017
46	Beijing Technology	soufunimg.com	June 10, 2006	June 10, 2017
47	Beijing Technology	soufuntws.com	June 26, 2009	June 26, 2017
48	SouFun Network	soufun.it	August 6, 2011	August 6, 2017
49	Beijing Technology	soufun.中国	October 29, 2012	October 29, 2016
50	Beijing Technology	8soufun.cn	February 26, 2014	February 26, 2017
51	Beijing Technology	8soufun.com.cn	February 26, 2014	February 26, 2017

9

Item	Registered Owner	Domain Name	Registration Date	Expiry Date
52	Beijing Technology	搜房.ren	January 30, 2015	January 30, 2017
53	Beijing Technology	搜房网.ren	January 30, 2015	January 30, 2017
54	Beijing Technology	soufun.ren	February 1, 2015	February 1, 2017
55	Beijing Technology	soufun.公司	February 1, 2015	February 1, 2017
56	Beijing Technology	soufun.网络	February 1, 2015	February 1, 2017
57	Beijing Technology	搜房.xyz	February 6, 2015	February 6, 2017
58	Beijing Technology	搜房网.我爱你	February 6, 2015	February 6, 2017
59	Beijing Hong An Tu Sheng	房天下搜房网.biz	March 10, 2015	March 9, 2017
60	Beijing Hong An Tu Sheng	房天下搜房网.cc	March 10, 2015	March 9, 2017
61	Beijing Hong An Tu Sheng	房天下搜房网.cn	March 10, 2015	March 9, 2017
62	Beijing Technology	房天下搜房网.com	March 10, 2015	March 9, 2017
63	Beijing Technology	房天下搜房网.net	March 10, 2015	March 9, 2017
64	Beijing Hong An Tu Sheng	房天下搜房网.ren	March 10, 2015	March 9, 2017
65	Beijing Hong An Tu Sheng	房天下搜房网.top	March 10, 2015	March 9, 2017
66	Beijing Hong An Tu Sheng	房天下搜房网.tv	March 10, 2015	March 9, 2017
67	Beijing Hong An Tu Sheng	房天下搜房网.wang	March 10, 2015	March 9, 2017
68	Beijing Hong An Tu Sheng	房天下搜房网.xyz	March 10, 2015	March 9, 2017
69	Beijing Hong An Tu Sheng	房天下搜房网.公司	March 10, 2015	March 9, 2017
70	Beijing Hong An Tu Sheng	房天下搜房网.网络	March 10, 2015	March 9, 2017

10

Item	Registered Owner	Domain Name	Registration Date	Expiry Date
71	Beijing Hong An Tu Sheng	房天下搜房网.我爱你	March 10, 2015	March 9, 2017
72	Beijing Hong An Tu Sheng	房天下搜房网.中国	March 10, 2015	March 9, 2017
73	Beijing Hong An Tu Sheng	搜房网房天下.biz	March 10, 2015	March 9, 2017
74	Beijing Hong An Tu Sheng	搜房网房天下.cc	March 10, 2015	March 9, 2017
75	Beijing Hong An Tu Sheng	搜房网房天下.cn	March 10, 2015	March 9, 2017
76	Beijing Hong An Tu Sheng	搜房网房天下.com	March 10, 2015	March 9, 2017
77	Beijing Hong An Tu Sheng	搜房网房天下.net	March 10, 2015	March 9, 2017
78	Beijing Hong An Tu Sheng	搜房网房天下.ren	March 10, 2015	March 9, 2017
79	Beijing Hong An Tu Sheng	搜房网房天下.top	March 10, 2015	March 9, 2017
80	Beijing Hong An Tu Sheng	搜房网房天下.tv	March 10, 2015	March 9, 2017
81	Beijing Hong An Tu Sheng	搜房网房天下.wang	March 10, 2015	March 9, 2017
82	Beijing Hong An Tu Sheng	搜房网房天下.xyz	March 10, 2015	March 9, 2017
83	Beijing Hong An Tu Sheng	搜房网房天下.公司	March 10, 2015	March 9, 2017
84	Beijing Hong An Tu Sheng	搜房网房天下.网络	March 10, 2015	March 9, 2017
85	Beijing Hong An Tu Sheng	搜房网房天下.我爱你	March 10, 2015	March 9, 2017
86	Beijing Hong An Tu Sheng	搜房网房天下.中国	March 10, 2015	March 9, 2017
87	Beijing Technology	搜房.我爱你	March 16, 2015	March 16, 2017
88	Beijing Technology	soufun.biz	March 16, 2015	March 16, 2017
89	Beijing Technology	soufun.so	March 17, 2015	March 17, 2017

11

Item	Registered Owner	Domain Name	Registration Date	Expiry Date
90	Beijing Technology	soufun.tel	March 17, 2015	March 17, 2017
91	Beijing Technology	soufun.我爱你	March 17, 2015	March 17, 2017
92	Beijing Technology	soufun.band	May 13, 2015	May 13, 2017
93	Beijing Technology	soufun.engineer	May 13, 2015	May 13, 2017
94	Beijing Technology	soufun.lawyer	May 13, 2015	May 13, 2017
95	Beijing Technology	soufun.market	May 13, 2015	May 13, 2017
96	Beijing Technology	soufun.pub	May 13, 2015	May 13, 2017
97	Beijing Technology	soufun.rocks	May 13, 2015	May 13, 2017
98	Beijing Technology	soufun.social	May 13, 2015	May 13, 2017
99	Beijing Technology	soufun.software	May 13, 2015	May 13, 2017
100	Beijing Technology	soufun.click	August 6, 2015	August 6, 2017
101	Beijing Technology	soufun.gift	August 6, 2015	August 6, 2017
102	Beijing Technology	soufun.help	August 6, 2015	August 6, 2017
103	Beijing Technology	soufun.photo	August 6, 2015	August 6, 2017
104	Beijing Technology	soufun.pics	August 6, 2015	August 6, 2017
105	Beijing Technology	soufun.news	September 8, 2015	September 8, 2016
106	Beijing Technology	soufun.video	September 8, 2015	September 8, 2016
107	Beijing Technology	soufun.wang	September 8, 2015	September 8, 2016

12

Item	Registered Owner	Domain Name	Registration Date	Expiry Date
108	Beijing Technology	soufun.design	November 9, 2015	November 9, 2016
109	Beijing Technology	soufun.live	November 9, 2015	November 9, 2016
110	Beijing Technology	soufun.online	November 9, 2015	November 9, 2016
111	Beijing Technology	soufun.press	November 9, 2015	November 9, 2016
112	Beijing Technology	soufun.site	November 9, 2015	November 9, 2016
113	Beijing Technology	soufun.space	November 9, 2015	November 9, 2016
114	Beijing Technology	soufun.studio	November 9, 2015	November 9, 2016
115	Beijing Technology	soufun.tech	November 9, 2015	November 9, 2016
116	Beijing Technology	soufun.website	November 9, 2015	November 9, 2016
117	Beijing Technology	soufun.wiki	November 9, 2015	November 9, 2016
118	Beijing Hong An Tu Sheng	搜房房天下.com	April 12, 2016	April 12, 2017
119	Beijing Hong An Tu Sheng	搜房房天下.cn	April 12, 2016	April 12, 2017
120	Beijing Hong An Tu Sheng	搜房房天下.net	April 12, 2016	April 12, 2017
121	Beijing Hong An Tu Sheng	搜房房天下.cc	April 12, 2016	April 12, 2017
122	Beijing Hong An Tu Sheng	搜房房天下.wang	April 12, 2016	April 12, 2017
123	Beijing Hong An Tu Sheng	搜房房天下.top	April 12, 2016	April 12, 2017
124	Beijing Hong An Tu Sheng	搜房房天下.ren	April 12, 2016	April 12, 2017

* Certain domain names are currently owned by the Target Companies and under the procedures of transfer from the Target Companies to Beijing Technology.

(iv)	Trademarks and domain names related to “Sofang” owned by Daojieshi

a. Trademarks

13

According to the public information from the Trademark Office, Daojieshi holds the following trademarks related to “Sofang” as of the date of this response.

Item	Registered Owner	Trademark	Registration Number	Class	Application Acceptance Date	Publication Date of Registration	Expiry Date
1	Beijing Soufang Real Estate Broking Co., Ltd. (“Soufang Broking”), Daojieshi	sofang 搜房	3702986	35	September 4, 2004	April 21, 2015	March 27, 2016 (in the process of renewal)
2	Daojieshi	sofang 搜房	1507859	36	December 29, 1999	January 14, 2001	January 13, 2021
3	Daojieshi	搜房 soufang	1503835	38	February 13, 2000	January 7, 2001	January 6, 2021
4	Daojieshi	搜房	12168505	36	February 8, 2013	July 28, 2014	July 27, 2024
5	Daojieshi	搜房	12168506	38	February 8, 2013	July 28, 2014	July 27, 2024

* Beijing Technology already filed an application for invalidation declaration with the Trademark Office on April 24, 2015 with respect to the trademark in Item 1. Such application is currently under the Trademark Office’s review.

b. Domain names

According to the public information from “wanwang.aliyun.com,” Daojieshi holds the following domain names related to “Sofang” as of the date of this response.

Item	Registered Owner	Doman Name	Registration Date	Expiry Date
1	Daojieshi	cpcp.com.cn	April 29, 1999	April 20, 2022
2	BEIJING DONJON INVESTMENT LTD	sofang.com	December 5, 1999	December 5, 2020
3	Daojieshi	sofang.com.cn	December 9, 1999	December 9, 1999
4	Daojieshi	soufang.com.cn	January 26, 2000	January 26, 2020
5	BEIJING DONJON INVESTMENT CONSULT&SERVICE LTD	soufang.com	January 26, 2000	January 26, 2000
6	Daojieshi	soufang.cn	March 17, 2003	March 17, 2020

14

Item	Registered Owner	Doman Name	Registration Date	Expiry Date
7	Daojieshi	sofang.cn	March 17, 2003	March 17, 2003
8	Daojieshi	搜房.中国	July 29, 2003	July 29, 2022
9	Daojieshi	搜房.cn	July 29, 2003	July 29, 2022

2)	Current status of the trademark dispute

On September 4, 2003, Soufang Broking and Daojieshi (together with Soufang Broking, the “Opposed Parties”) jointly applied with the Trademark Office for the registration of the trademark “搜房sofang” (registration number 3702986) under Class 35 (the “Opposed Trademark”), which includes advertising and marketing.

On December 28, the Opposed Trademark was published on the 1005th Trademark Circular after passing the preliminary review.

On March 20, 2006, Beijing SouFun Internet Information Service Co., Ltd. (“Beijing Internet”), an affiliate of Fang that is not a Target Company, filed an opposition with the Trademark Office, claiming that (1) the Opposed Trademark is identical to the trademark “搜房soufun” registered earlier under Classes 35 and 42 by Beijing Internet, and the Opposed Trademark constituted an identical trademark for similar services, and (2) “搜房soufun” is a well-known trademark in terms of advertising, and the Opposed Parties should be aware of the popularity of such trademark as a competitor in the same region. The Opposed Parties’ activities therefore constituted unfair competition. Beijing Internet requested the Trademark Office to reject the registration of the Opposed Trademark.

On October 14, 2009, the Trademark Office rejected Beijing Internet’s opposition and approved the registration of the Opposed Trademark.

On November 12, 2009, Beijing Internet applied for review with the Trademark Review and Adjudication Board (“TRAB”). On November 8, 2012, the TRAB determined that the Opposed Trademark was in violation of the Trademark Law of the PRC in terms of identical trademark for similar services, and the Opposed Trademark may be registered only for the services of auction and business relocation (information provision).

15

On December 4, 2012, Daojieshi commenced an administrative action by filing a complaint with the Beijing No. 1 Intermediate People’s Court, requesting the court to revoke the TRAB’s decision and cause the TRAB to reconsider the case. On November 8, 2013, the Beijing No. 1 Intermediate People’s Court made a judgement that sustained the TRAB’s decision.

On November 21, 2013, the Opposed Parties appealed to the Beijing Higher People’s Court. On April 3, 2014, the Beijing Higher People’s Court made a judgment that revoked the judgement of the Beijing No. 1 Intermediate People’s Court and the decision of the TRAB.

On March 9, 2015, the TRAB reconsidered the case and determined to approve the registration of the Opposed Trademark.

According to the public announcement from the Trademark Office, the Trademark Office publicly announced the registration of the Opposed Trademark on April 21, 2015, and the Opposed Parties jointly own the Opposed Trademark.

On April 24, 2015, Beijing Internet filed an application for invalidation declaration with the Trademark Office with respect to the Opposed Trademark. As of the date of this response, the application is under review by the Trademark Office.

On April 29, 2015, Beijing Internet petitioned the Supreme People's Court of the PRC for a retrial of the case, requesting the court to revoke the Beijing Higher People’s Court’s judgement and sustain the Beijing No. 1 Intermediate People’s Court’s judgment. As of the date of this response, the case is under review by the Supreme People's Court of the PRC.

2.	Questions relating to the Target Companies’ rights to use the trademarks “搜房网” (SouFun website in Chinese) and “搜房网房天下” (SouFun Fang Tian Xia website in Chinese)

Wanli’s response:

(i)	The Target Companies are entitled to conduct Internet advertising business for real estate and home furnishing industries using the trademarks “搜房网” and “搜房网房天下.” Such activities do not infringe Daojieshi’s trademark

Fang and its subsidiaries commenced the Internet advertising business for real estate industry under the SouFun website in 1999. In July 2014, Fang changed its operating domain name from “soufun.com” to “fang.com.” As of the date of this response, the Fang Tian Xia website under “fang.com” has generated more than six million daily unique visitors. In addition, the Fang Tian Xia application, a mobile platform operated by the Target Companies, generated a ratio of active users at over 50% (while the second highest ratio is 22.2%), demonstrating its leadership in the market.

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As of the date of this response, Beijing Technology is applying for the registration of “搜房网房天下” and other relevant trademarks. According to the public information from the Trademark Office, Daojieshi does not own “搜房网” or “搜房网房天下.”

(ii)	The ICP license held by Beijing Technology states SouFun website as the website name

On November 1, 2006, Beijing Technology obtained the ICP license from the Beijing Communication Administration, which states that one of the recorded domain names is “www.soufun.com,” and the corresponding website name is SouFun website. Such website name has been used until now.

According to the evidence submitted by Daojieshi to the Beijing No. 1 Intermediate People’s Court, Daojieshi obtained the ICP license from the Beijing Communication Administration on March 18, 2009, which states that the recorded domain name is www.soufang.com, and the corresponding website name is Soufang Real Estate Trading website. Such website was first recorded on June 27, 2007.

(iii)	Fang and its subsidiaries (including the Target Companies) commenced the use of the brand “SouFun” since its establishment and have gained market reputation

Fang and its subsidiaries commenced the provision of Internet advertising for real estate industry in China in August 1999. As of the date of this response, Fang has become the largest real estate Internet portal in China and owns more than 20 subsidiaries that are named after “SouFun.”

Daoshijie first set up an affiliate named after “Soufang” in January 2003.

(iv)	SouFun website has a high brand influence and is well-known in the market

The SouFun website has a well-established brand image and received a number of awards.

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(v)	Fang used trademarks with characters “搜房” (SouFun in Chinese) during its ordinary course of business in a legitimate manner

Fang and its subsidiaries registered several trademarks with characters “搜房” since 1999 (see the tables of trademarks above) and have been using them during their ordinary course of business in a legitimate manner. Although Fang or its subsidiaries did not register a trademark with characters “搜房” for Internet advertising business for real estate industry, they effectively commenced the use of trademarks with characters “搜房” in their Internet advertising business for real estate industry since 1999. The TRAB, the Beijing No. 1 Intermediate People’s Court and the Beijing Higher People’s Court also held in their respective decision or judgement that Fang and its subsidiaries commenced the use of the trademark “搜房soufun” earlier than the Opposed Parties, and the trademark “搜房soufun” has gained market reputation. According to the Trademark Law of the PRC, even if the Opposed Parties eventually complete the registration of the Opposed Trademark under Class 35, they are not entitled to prohibit Fang and its subsidiaries from continuing the use of the existing trademarks with characters “搜房” within their original usage scope. Such use does not constitute an infringement of the Opposed Trademark.

(vi)	There is no intentional omission of trademark infringement

According to the restructuring plan, the Target Companies to be injected into Wanli include Fang’s subsidiaries that operate its Internet advertising business for real estate and home furnishing industries. The Target Companies conduct such business through “fang.com.” As of the date of this response, the Target Companies have received the license to provide value-added telecommunications services and own the following registered trademarks under Class 35 (Advertising): “” “” and “.” As of the date hereof, the Target Companies are not experiencing any litigation or arbitration related to any trademark or qualification for operation. Fang and its subsidiaries (including the Target Companies) are not infringing any third party’s trademarks. Accordingly, there is no intentional omission of trademark infringement to be disclosed in connection with Restructuring.

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